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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
         SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                  Commission File Number    1-5424
                                                         ---------------------

                             DELTA AIR LINES, INC.
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            (Exact name of registrant as specified in its charter)

Hartsfield Atlanta International Airport, Atlanta, Georgia 30320  (404) 715-2600
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              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

            Series C Convertible Preferred Stock, $1.00 par value,
            Depositary Shares, each representing 1/1,000 of a share
                    of Series C Convertible Preferred Stock
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           (Title of each class of securities covered by this Form)

                         Common Stock, $3.00 par value
 Rights to Purchase Series D Junior Participating Preferred Stock, $1.00 par
                  value (Currently Traded with Common Stock)
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)     [X]         Rule 12h-3(b)(1)(i)     [ ]
        Rule 12g-4(a)(1)(ii)    [ ]         Rule 12h-3(b)(1)(ii)    [ ]
        Rule 12g-4(a)(2)(i)     [ ]         Rule 12h-3(b)(2)        [ ]
        Rule 12g-4(a)(2)(ii)    [ ]         Rule 15d-6              [ ]

        Approximate number of holders of record as of the certification or
notice date:           0
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        Pursuant to the requirements of the Securities Exchange Act of 1934,
Delta Air Lines,Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:   December 19, 1996            By:    /s/ Thomas J. Roeck, Jr.
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                                         Thomas J. Roeck, Jr.
                                         Senior Vice President-Finance
                                         and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.